UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2026

Darren Smith
Group Chief Financial Officer
Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne, Victoria 3051
Australia

Re: Telix Pharmaceuticals Limited
Form 20-F for Fiscal Year Ended December 31, 2025
File No. 001-42128

Dear Darren Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences